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                                                              EXHIBIT (a)(1)(HH)

For immediate release
November 30, 2000

Contact:

pcOrder.com, Inc.:                      Trilogy Software, Inc.:

Tiffany O'Brien                         Krista Rollins
512.684.1171                            512.425.3128
tiffany.obrien@pcorder.com              krista.rollins@trilogy.com
--------------------------              --------------------------


            TEXAS COURT ISSUES TEMPORARY RESTRAINING ORDER AGAINST TRILOGY SOFTWARE, INC. TENDER OFFER FOR PCORDER.COM, INC.


AUSTIN, TEXAS, November 30, 2000 - Trilogy Software, Inc. and pcOrder.com, Inc. (NASDAQ:PCOR) today jointly announced that in connection with a lawsuit filed on November 28, 2000, a Texas state court issued a temporary restraining order that prohibits them from proceeding with Trilogy's cash tender offer to acquire all of pcOrder's outstanding Class A common stock at a price of $6.375 per share. Trilogy, pcOrder and the individual members of the pcOrder Board of Directors are named as defendants in the action. The order was issued on an ex parte basis and the defendants in the action were not notified that an application had been made to the court for a temporary restraining order and the defendants were not provided with an opportunity to contest the application.
The lawsuit and the order were served on pcOrder late yesterday afternoon.

The order restrains until December 12, 2000, or further order of the court, Trilogy, pcOrder and the directors from proceeding with the merger agreement between Trilogy and pcOrder, proceeding with the tender offer by Trilogy for the purchase of pcOrder shares or consummating the tender offer by Trilogy. The order further provides for a hearing on the plaintiff's motion for a temporary injunction on December 12, 2000.

Trilogy and pcOrder intend to vigorously defend the lawsuit.

Including this latest lawsuit, three purported class action lawsuits have been filed in Texas District Court to date with respect to the tender offer and merger. The defendants have removed one of these actions to Federal court.
Five cases had been filed in Delaware Chancery Court, but they subsequently were voluntarily dismissed by the plaintiffs.